Exhibit 99.1

Brera Holdings (NASDAQ: SLMT) (“Solmate Infrastructure”) Partners with Anagram as a Strategic Ecosystem Partner Ahead of an Expected Major Expansion of its Institutional Platform

DUBLIN, Ireland – July 31, 2026 – Solmate Infrastructure PLC (NASDAQ: SLMT) (“Solmate” or the “Company”), a next-generation digital infrastructure company focused on blockchain, staking, and AI infrastructure, today announced that it has selected Anagram as a strategic ecosystem partner, marking the next phase of the Company’s strategy to build a leading institutional blockchain infrastructure platform.

The partnership is expected to support Solmate’s continued expansion across the Solana ecosystem, providing the Company with access to Anagram’s network, market expertise, and deep relationships across blockchain infrastructure, staking, and institutional digital assets.

Anagram forms part of a broader partnership strategy through which Solmate is assembling a group of leading infrastructure and staking organizations to support the development, operation, and commercial expansion of its platform.

These prospective partnerships are intended to materially expand the scale, capabilities, and economic potential of the Company’s staking infrastructure, while strengthening Solmate’s position within the institutional Solana ecosystem.

“Anagram’s network, market expertise, and deep understanding of the Solana landscape is designed to help Solmate identify opportunities, build the right institutional relationships, and accelerate the commercial development of our infrastructure platform,” said Ron Sade, Chief Executive Officer of Solmate Infrastructure. “This partnership strengthens the foundation we are building around Solana and comes as we prepare to add further staking partners that aims to significantly expand the scale and capabilities of the platform.”

“Reliable validator infrastructure is built through long-term operational excellence,” said Joe Eagan, Co-Founder of Anagram. “Anagram is excited to partner with Solmate to support its validator strategy and help strengthen the foundation of the Solana network as institutional participation continues to grow.”

The Anagram partnership builds on Solmate’s recently announced collaboration with Kraken Institutional, which supports the Company’s Solana validator infrastructure through a structure combining qualified custody with staking capabilities. Together, these relationships reflect Solmate’s broader strategy of assembling institutional-grade partners to strengthen its platform, improve staking economics, and support long-term recurring revenue growth.

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About Solmate Infrastructure PLC

Solmate Infrastructure PLC (NASDAQ: SLMT) is building next-generation digital infrastructure spanning blockchain, staking, AI infrastructure, and high-performance computing. The Company is focused on creating long-term shareholder value through the ownership, operation, and optimization of mission-critical digital infrastructure assets.

About Anagram

Anagram Ltd. is a holding company building novel products and infrastructure across frontier technology. Anagram Staking Services is a subsidiary of Anagram Ltd. focused on performant validator infrastructure for blockchain protocols, primarily in the Solana ecosystem.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “aim,” “believe,” “continue,” “could,” “estimate,” “expect,” “designed,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions. These statements include, but are not limited to, statements regarding the Company’s business strategy, future growth, the expected benefits of the Company’s partnership with Anagram, prospective partnerships, the future development, expansion, scale, capabilities and economic potential of the Company’s institutional blockchain and staking infrastructure platform, the development of institutional relationships, staking economics, recurring revenue growth, market opportunities and shareholder value creation. These forward-looking statements are based on current expectations, estimates, assumptions and projections and involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied by such statements. Additional information concerning these and other risks is contained in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update any forward-looking statements except as required by applicable law.